EXHIBIT 99.1

News Release dated April 15, 2020, Suncor supports Canadians and their communities through Petro-Canada program

News Release

FOR IMMEDIATE RELEASE

Suncor supports Canadians and their communities through Petro-Canada program

All financial figures are in Canadian dollars

Calgary, Alberta (April 15, 2020) — Petro-Canada, a Suncor business, is contributing $3 million to help meet the needs of Canadians and their communities. Over the coming days and weeks, at Petro-Canada locations across the country, our associates and their teams will acknowledge Canadians, who are supporting all essential work, through small acts of kindness.

From fuel discounts, to meals, showers, or a small token of appreciation for our customers, these gestures are our way to say Thank You to all Canadians who are doing their part during this time of COVID-19. Whether you are a health care worker on the frontline, a truck driver ensuring needed products are delivered across the country, a transit worker who is getting others where they need to go, or a grocery store, pharmacy, or food delivery service employee, you are essential, and we celebrate your contribution.

“With more than 1,850 retail and wholesale locations across the country, we are in a unique position to reach Canadians and support them during these unprecedented times,” said Mark Little, president and chief executive officer, Suncor. “There are many people working on the front lines across this country.  To all of the many essential workers across the multiple industries, thank you for doing your part to keep us healthy, safe and providing our society with what we need to continue to operate. I’d also like to acknowledge everyone at our Petro-Canada retail stations and Petro-Pass truck stops — thank you for providing a safe place to fuel up so that Canadians can keep moving forward.”

As the needs of Canadians continue to evolve Petro-Canada associates will also work with local organizations to determine how we can support them and create positive impacts in neighbourhoods across Canada in other ways. Support will take various forms depending on the needs of the community, such as essential items to hospitals, provisions to food banks and assistance to nursing homes and long-term care facilities.

“Suncor’s purpose is to provide trusted energy that enhances people’s lives, while caring for each other and the earth and there’s clearly never been a time in our company’s history when we’ve been called upon more to look at what else we can do to support our communities,” said Little. “It is our honour to be able to play our part alongside all Canadians in caring for each other through these challenging times — from leveraging the company’s supply chain to purchase, donate, and distribute masks to Canada’s northern regions, to supporting Canadians through our Petro-Canada business.”

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 300 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

For more information about Petro-Canada, visit our web site at petro-canada.ca, follow us on Facebook or PumpTalk

Media inquiries:

833-296-4570

media@suncor.com